CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

FINANCIAL STATEMENT

AS OF DECEMBER 31, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
B-48239

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CliftonLarsonAllen Wealth Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 South Sixth Street Suite 300
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jaclyn Van Horrick	612-376-4531	jaclyn.vanhorrick@claconnect.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkowitz Pollack Brant Advisors + CPAs
(Name – if individual, state last, first, and middle name)

200 S Biscayne Blvd, 7th Floor	Miami	FL	33131-5310
(Address)	(City)	(State)	(Zip Code)

10/22/2003	52
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jaclyn Van Horrick, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CliftonLarsonAllen Wealth Advisors, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIM M. MURRAY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2025

Signature: Jaclyn Van Horrick

Title:
Financial Operations Principal

Kim M Murray
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

Berkowitz Pollack Brant Advisors +CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and CliftonLarsonAllen, LLP,
 as sole member of CliftonLarsonAllen Wealth Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CliftonLarsonAllen Wealth Advisors, LLC (the "Company") as of December 31, 2023, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berkowitz Pollack Brant

We have served as the Company's auditor since 2022.
Miami, Florida
March 27, 2024

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash and Cash Equivalents	$	4,540,128
Accounts Receivable and Work in Process, Net		4,225,571
Other Assets and Prepaid Expenses		1,195,008
Notes Receivable		100,000
Property and Equipment, Net		824
Total Assets	$	10,061,531

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	1,353,582
Accrued Payroll and Related Benefits		1,428,078
Payable to Member (note 3)		115,899
Total Liabilities		2,897,559

COMMITMENTS (note 4)

MEMBER'S EQUITY

Capital		25,000
Retained Earnings		7,138,972
Total Member's Equity		7,163,972
Total Liabilities and Member's Equity	$	10,061,531

The accompanying notes are an integral part of this financial statement.

NOTE 1   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
CliftonLarsonAllen Wealth Advisors, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 and is registered with the Securities and Exchange Commission (SEC). Effective October 27, 1995, the Company registered with the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker-dealer. The Company does not carry or hold custody of customer assets.

The Company is a wholly owned subsidiary of CliftonLarsonAllen LLP (Member). The Company has expense sharing and professional services agreements with the Member (see note 3). The Company is engaged in investment advisory, financial and estate planning, and other financial services throughout the United States.

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting and reporting practices predominant in the broker-dealer industry and in accordance with accounting principles generally accepted in the United States of America (GAAP).

Government and Other Regulation
The Company's business activities are subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other requirements, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents
Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes. The Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2023.

Accounts Receivable and Work in Process, Net
Accounts receivable from customers and unbilled work in process relate to services provided. The Company does not customarily require collateral for providing such services. Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the credit loss allowance based on its assessment of the collections risk inherent within such accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the credit loss allowance and a credit to accounts receivable and work in process. The composition of Accounts Receivable and Work in Process, Net, as of December 31, 2023 is as follows:

NOTE 1   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	December 31, 2023
Accounts Receivable	$ 4,313,933
Less: Allowance for Credit Losses	(102,500)
Work in Process	14,363
Less: Unbilled Reserve	(225)
	$ 4,225,571

Notes Receivable

The Company has various notes receivable agreements relating to the services provided to certain customers. Notes receivable are non-interest bearing and call for periodic payments through December 31, 2024. No allowance for credit losses was deemed necessary for outstanding notes receivable at December 31, 2023.

Property and Equipment, Net

Property and equipment are depreciated and amortized over their estimated useful lives by using the straight-line method.

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

Revenue Recognition

The revenue streams in the discussion below include those that are within the scope of Accounting Standards Codification (ASC) 606. Interest income is deemed out of scope and is excluded. For all revenue streams discussed below, the revenue generated is from a single transaction price. The customer for all revenues derived from open-end and closed-end funds described in detail below has been determined to be the fund itself and not the ultimate underlying investors in the fund.

NOTE 1   **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Significant Judgments that affect the amounts and timing of revenue recognition are summarized below:

The timing of revenue recognition for each revenue stream is based upon an analysis of current contract terms. Performance obligations could, however, change from time to time if and when existing contracts are modified or new contracts are entered into. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the transaction price to performance obligations.   In the case of the revenue streams discussed below, the performance obligation is satisfied either at a point in time or over time. For performance correlated and conditional revenues, the performance obligation (advising a client portfolio) is satisfied over time, while recognition of revenues effectively occurs at the end of the measurement period as defined within the contract, as such amounts are subject to reduction to zero on the date where the measurement period ends even if the performance benchmarks were exceeded during the intervening period. The judgments outlined below, where the determination as to these factors is discussed in detail, are continually reviewed and monitored by the Company when new contracts or contract modifications occur. Transaction price is in all instances formulaic and not subject to significant (or any) judgment. The allowance for credit losses is subject to judgment. At December 31, 2023, Management's estimate for the allowance for credit losses was $102,500.

Investment Advisory Fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a pre-determined percentage applied to the customer's assets under management at the previous quarter-end. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution Fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front or over time. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTE 1   **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Brokerage Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance Commissions - The Company arranges insurance policies on behalf of its customers with various insurance providers. When the customer purchases an insurance policy the Company receives a percentage of the premium as a commission. Commissions are recorded on the effective date (the date the customer purchases the insurance policy). Commissions are substantially recognized on the effective date of the associated insurance policy.

Variable Annuity Commissions – The Company purchases variable annuity policies on behalf of its customers. Each time a customer enters into an agreement to purchase a variable annuity policy the Company receives a commission. Commissions are based on a pre-determined percentage applied to the customer's annuity balance at quarter-end. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Investment Banking Revenue – The Company provides advisory services for investment banking transactions. Revenue for advisory and consulting arrangements is recognized when the performance obligation, as stated in the contract, is satisfied and it is not probable that the revenue recognized would be subject to significant reversal in a future period. Generally, it is probable that the revenue recognized is no longer subject to significant reversal upon the closing of the investment banking transaction. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Other Fees – These services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed.

There were no material contract assets or contract liabilities outstanding as of December 31, 2023.

NOTE 1   **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. Income and losses generated by the Company are passed through to the Member and is taxed to the partners of the Member in their respective income tax returns.

The Company recognizes uncertain tax positions in accordance with GAAP, which prescribes a recognition threshold and measurement process. There were no uncertain tax positions to be recognized as of December 31, 2023.   Interest and penalties on tax liabilities, if ever assessed, would be recorded as a component of accounts payable and accrued expenses in the accompanying statement of financial condition.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentrations of Risk

Cash – The Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation (FDIC). The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the Act). The Company's interest-bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Accounts Receivable – At December 31, 2023 two customers, customer A and customer B represented 13.5% and 71.4%, respectively, of the outstanding accounts receivable balance. Subsequent to year end, customer B's balance was paid in full and customer A's balance was canceled in exchange for the issuance of a note receivable requiring periodic payments to be made through maturity (September 2025).

Subsequent Events

In preparing this financial statement, the Company has evaluated events and transactions for potential recognition or disclosure through March 27, 2024, the date this financial statement was issued.

NOTE 2   **RETIREMENT PLAN**

The Company participates in the CliftonLarsonAllen LLP 401(k) Retirement Plan (the Plan) which allows eligible employees to make contributions from their compensation. The Plan covers employees who meet certain eligibility requirements and allows employees to defer a portion of their eligible compensation, up to the maximum dollar limit set by law. To be an eligible participant, the employee must meet minimum age and service requirements outlined in the Plan. The Plan requires the Company to contribute 50% for each dollar contributed by the participant. The Company's matching contribution is limited to the first 4% of employee contributions each plan year. The Company may also make a discretionary contribution to the Plan. A board approved discretionary contribution of 2% was accrued for the year ended December 31, 2023, which totaled $360,682 and is included in accrued payroll and related benefits in the accompanying statement of financial condition.

NOTE 3   **RELATED PARTY TRANSACTIONS**

The Company has Expense Sharing and Professional Services agreements with the Member. Such agreements allow the Company to charge the Member for services it provides to the Member at mutually agreed upon rates and terms as well as for the Member to charge the Company for certain overhead and administrative expenses it incurs on behalf of the Company which includes occupancy, payroll, benefits and other administrative and support costs at predetermined rates. These agreements have right of offset provisions. At December 31, 2023, the Company had a net payable owed to the Member totaling $115,899. This net payable is noninterest bearing, payable on demand and was settled in full during 2024.

NOTE 4   **COMMITMENTS**

The Company has entered into various contracts to purchase software services with varying terms expiring through November 2025.

The future minimum annual fees required under these contracts with non-cancellable terms are as follows:

		Years Ending December 31,
2024	$	497,100
2025		272,300
	$	769,400

NOTE 5   **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,642,569, as defined by Rule 15c3-1, which was $1,449,398 in excess of its required net capital of $193,171. The Company had aggregated indebtedness at December 31, 2023 in the amount of $2,897,559.

NOTE 6   **SUBSEQUENT EVENTS**

Subsequent to year end and through the date this financial statement was issued, the Company made one distribution to the Member totaling $10,000,000.